Exhibit 21.1

Subsidiaries of Comstock Resources, Inc.

Set forth below is a list of the subsidiaries of Comstock Resources, Inc. as of August 29, 2016 and their respective jurisdictions of organization.

Name of Subsidiary	Jurisdiction
Comstock Oil & Gas, LP	Nevada
Comstock Oil & Gas-Louisiana, LLC	Nevada
Comstock Oil & Gas GP, LLC	Nevada
Comstock Oil & Gas Investments, LLC	Nevada
Comstock Oil & Gas Holdings, Inc.	Nevada